UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 18, 2018

Commission File Number 1-10167

WESTPAC BANKING CORPORATION

(Translation of registrant’s name into English)

275 KENT STREET, SYDNEY, NEW SOUTH WALES 2000, AUSTRALIA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	x	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __________

Incorporation by Reference

The information contained in this Report on Form 6-K, excluding the information set forth in Exhibit No. 1, shall be incorporated by reference in the prospectuses relating to the Registrant’s securities contained in the Registrant’s Registration Statements on Form F-3 (File Nos. 333-207931 and 333-220373), as such prospectuses may be amended or supplemented from time to time.

Westpac announced the appointment of Carolyn McCann to the new position of Group Executive, Customer & Corporate Relations, effective June 18, 2018. Ms McCann is currently Westpac’s General Manager, Corporate Affairs and Sustainability. Ms McCann joined Westpac in 2013 with responsibility for external affairs, communications, government relations and sustainability across the Westpac Group. Prior to joining Westpac, Ms McCann spent 13 years at Insurance Australia Group in various positions, including Group General Manager, Corporate Affairs & Investor Relations, where she had responsibility for corporate affairs, investor relations, brand integrity, government relations and stakeholder engagement.

Index to Exhibits

Exhibit No.	Description

1	Media Release – Westpac announces new Group Executive appointment

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTPAC BANKING CORPORATION
(Registrant)

Date:	May 18, 2018	By:	/s/ Sean Crellin
Sean Crellin
Director – Corporate, Legal and
Secretariat